AMENDED AND RESTATED

SHAREHOLDER RIGHTS PLAN AGREEMENT

MADE AS OF

OCTOBER 8, 2026

BETWEEN

VIZSLA SILVER CORP.

AND

ODYSSEY TRUST COMPANY

5.20	Rights of the Board of Directors	50
5.21	Time of the Essence	50
5.22	Statutory References	50

Exhibit A - Form of Rights Certificate

AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT

THIS SHAREHOLDER RIGHTS AGREEMENT made as of September 8, 2023. and amended and restated on October 8, 2026.

BETWEEN:

VIZSLA SILVER CORP., a company incorporated under the laws of British Columbia (hereinafter referred to as the "Corporation")

AND

ODYSSEY TRUST COMPANY, a company governed under the laws of Canada (hereinafter referred to as the "Rights Agent")

WHEREAS the board of directors of the Corporation determined that it was advisable and in the best interest of the Corporation to adopt and maintain a shareholder rights plan to take effect on September 8, 2023  (the "Original Agreement") in order to: (a) ensure, to the extent possible, that all holders of Common Shares (as defined herein) and the Board of Directors (as defined herein) have adequate time to consider and evaluate any unsolicited Take-over Bid (as defined herein) for the Common Shares; (b) provide the Board of Directors with adequate time to identify, solicit, develop and negotiate value-enhancing alternatives, as considered appropriate, to any unsolicited Take-over Bid; (c) encourage the fair treatment of the Corporation's shareholders in connection with any unsolicited Take-over Bid; and (d) generally assist the Board of Directors in enhancing shareholder value;

AND WHEREAS the Board of Directors of the Corporation authorized the Corporation to seek the consent and approval of the shareholders of the Corporation to amend and restate the Original Agreement, substantially in the form and on the terms provided for in this Agreement, which consent and approval was obtained by the affirmative vote of a majority of the votes cast by the shareholders of the Corporation (other than any holder who did not qualify as an Independent Shareholder, with respect to all Common Shares Beneficially Owned (as defined herein) by such holder)) on an ordinary resolution that was duly passed at an annual and special meeting of shareholders of the Corporation held on October 8, 2026;

AND WHEREAS the Board of Directors of the Corporation has determined that it is advisable in the best interest of the Corporation to implement an amended and restated shareholder rights plan as contemplated herein and the Board of Directors of the Corporation has authorized : (a) the issuance, effective at the Record Time (as defined herein) of one Right (as defined herein) in respect of each Common Share (as defined herein) outstanding at the Record Time (as defined herein); and (b) the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time (as defined herein) and the Expiration Time (as defined herein);

AND WHEREAS each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth in this Agreement;

AND WHEREAS the Corporation desires to appoint the Rights Agent to act on behalf of the Corporation and the holders of Rights, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as defined herein), the exercise of Rights and other matters referred to in this Agreement;

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, and subject to such covenants and agreements, the parties hereby agree as follows:

ARTICLE 1
DEFINITIONS

1.1 Definitions

For the purposes of this Agreement, the following terms have the meanings indicated:

(a)  "Acquiring Person" means any Person who is or becomes the Beneficial Owner of 20% or more of the outstanding Common Shares of the Corporation; provided, however, that the term "Acquiring Person" shall not include:

(i) the Corporation or any Subsidiary or Affiliate of the Corporation;

(ii) any Person who becomes the Beneficial Owner of 20% or more of the outstanding Common Shares of the Corporation as a result of any one or a combination of:

(A) an acquisition or redemption by the Corporation of Common Shares which, by reducing the number of Common Shares outstanding, increases the proportionate number of Common Shares Beneficially Owned by such Person to 20% or more of the Common Shares then outstanding ("Common Share Reductions");

(B) acquisitions of Common Shares made pursuant to a Permitted Bid or a Competing Permitted Bid ("Permitted Bid Acquisitions");

(C) acquisitions of Beneficial Ownership of Common Shares or Convertible Securities: (1) in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to subsections 5.1(b), 5.1(c) or 5.1(d); or (2) which were made on or prior to the Effective Date; or (3) pursuant to an amalgamation, merger, reorganization, arrangement, business combination or other similar transaction (statutory or otherwise, but for greater certainty not including a Take-over Bid) agreed to in writing by the Corporation which has been approved by the Board of Directors and the holders of shares of the Corporation by the requisite majority or majorities of the holders of such shares at a meeting duly called and held for such purpose in accordance with the provisions of the BCBCA, the articles and/or bylaws of the Corporation and other applicable legal requirements; or (4) pursuant to a distribution by the Corporation of Common Shares or Convertible Securities made pursuant to a prospectus, provided that the Person in question does not thereby become the Beneficial Owner of a greater percentage of Common Shares so offered than the percentage of Common Shares such Person Beneficially Owned immediately prior to such distribution; or (4A) pursuant to a distribution by the Corporation of Common Shares or Convertible Securities by way of private placement, provided that: (I) all necessary stock exchange approvals for such private placement have been obtained and such private placement complies with the terms and conditions of such approvals; and (II) such Person does not thereby become the Beneficial Owner of more than 20% of the Common Shares outstanding immediately prior to such private placement, and in making this determination the Common Shares to be issued to such Person pursuant to the private placement shall be deemed to be Beneficially Owned by such Person but shall not be included in the aggregate number of Common Shares outstanding immediately prior to such private placement; or (4B) made as an intermediate step in a series of related transactions in connection with the acquisition by the Corporation or one or more of its Subsidiaries of securities or assets of a Person, provided that the Person who acquires such Common Shares and/or Convertible Securities distributes or is deemed to distribute such Common Shares and/or Convertible Securities to its securityholders within ten Business Days of the completion of such acquisition and, following such distribution, no Person has become the Beneficial Owner of 20% or more of the then outstanding Common Shares; or (4C) pursuant to the exercise of Rights; or (5) pursuant to a distribution by the Corporation of Common Shares or Convertible Securities upon the exercise by an individual employee of stock options granted under a stock option plan of the Corporation or rights to purchase securities granted under a share purchase plan of the Corporation, provided that: (I) all necessary stock exchange approvals for such stock option plan or share purchase plan have been obtained and such stock option plan or share purchase plan complies with the terms and conditions of such approvals; and (II) such Person does not become the Beneficial Owner of more than 20% of the Common Shares outstanding immediately prior to the distribution, and in making this determination, the Common Shares to be issued to such Person in the distribution shall be deemed to be held by such Person but shall not be included in the aggregate number of outstanding Common Shares immediately prior to the distribution (collectively, "Exempt Acquisitions");

(D) the acquisition of Common Shares upon the exercise of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition (as defined below) ("Convertible Security Acquisitions"); or

(E) acquisitions of Common Shares: (1) pursuant to a Dividend Reinvestment Plan; or (2) as a result of a stock dividend, a stock split or other event pursuant to which such Person receives or acquires Common Shares or Convertible Securities on the same pro rata basis as all other holders of Common Shares of the same class; or (3) pursuant to any other event pursuant to which all holders of Common Shares are entitled to receive Common Shares or Convertible Securities on a pro rata basis including pursuant to the receipt or exercise of rights issued by the Corporation to all the holders of the Common Shares (other than holders resident in a jurisdiction where such distribution is restricted or impracticable as a result of applicable law) to subscribe for or purchase Common Shares or Convertible Securities, provided that such rights are acquired directly from the Corporation and not from any other Person and provided that the Person does not thereby acquire a greater percentage of Common Shares or Convertible Securities  than the Person's percentage of Common Shares or Convertible Securities beneficially owned immediately prior to such acquisition; or (4) pursuant to a distribution by the Corporation of Common Shares or Convertible Securities made pursuant to a prospectus or a private placement, provided that the Person does not thereby acquire a greater percentage of Common Shares or Convertible Securities than the Person's percentage of Common Shares or Convertible Securities beneficially owned immediately prior to such acquisition ("Pro Rata Acquisitions");

provided, however, that if a Person becomes the Beneficial Owner of 20% or more of the Common Shares then outstanding by reason of any one or a combination of Common Share Reductions, Permitted Bid Acquisitions, Exempt Acquisitions, Convertible Security Acquisitions or Pro Rata Acquisitions (collectively, the "Excluded Acquisitions") and, after such Excluded Acquisitions, such Person subsequently becomes the Beneficial Owner of more than an additional 1% of the number of Common Shares outstanding other than pursuant to any one or a combination of Excluded Acquisitions (a "Triggering Acquisition"), then as of the date of any such Triggering Acquisition such Person shall become an Acquiring Person;

(iii) for a period of 10 Business Days after the Disqualification Date (as defined below), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Common Shares as a result of such Person becoming disqualified from relying on paragraph (B) of the proviso to Section 1.1(g) solely because such Person makes or announces an intention to make a Take-over Bid, either alone, through such Person's Affiliates or Associates or by acting jointly or in concert with any other Person. For the purposes of this definition, "Disqualification Date" means the first date of public announcement of facts indicating that any Person is making or has announced a current intention to make a Take-over Bid, either alone, through such Person's Affiliates or Associates or by acting jointly or in concert with any other Person (which, for the purposes of this definition, shall include, without limitation, a report asserting such facts filed pursuant to NI 62-103);

(iv) an underwriter or member of a banking or selling group, acting in such capacity, that becomes the Beneficial Owner of 20% or more of the Common Shares in connection with a distribution of securities of the Corporation; or

(v) a Person (a "Grandfathered Person") who is the Beneficial Owner of 20% or more of the outstanding Common Shares as at the Record Time, provided, however, that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time: (A) cease to own 20% or more of the outstanding Common Shares or (B) become the Beneficial Owner (other than pursuant to any one or a combination of Excluded Acquisitions) of additional Common Shares constituting more than 1% of the number of Common Shares outstanding as at the Record Time.

(b) "Affiliate", when used to indicate a relationship with a specified Person, means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person.

(c) "Agreement" means this shareholder rights plan agreement, as amended, modified or supplemented from time to time; "herein", "hereof", "hereto" and similar expressions mean and refer to this Agreement as a whole and not to any particular part of this Agreement.

(d) "annual cash dividend" shall mean cash dividends paid in any fiscal year of the Corporation to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

(i) 200% of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its immediately preceding fiscal year;

(ii) 300% of the arithmetic mean of  the aggregate amounts of annual cash dividends declared payable by the Corporation on its Common Shares in its three immediately preceding fiscal years; and

(iii) 100% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding fiscal year.

(e) "Associate" of a specified individual, where used to indicate a relationship with any person, means any individual to whom such specified Person is married or with whom such specified Person is living in a conjugal relationship, outside marriage, or any relative of such specified Person or said spouse who resides in the same home as such specified Person.

(f) "BCBCA" means the Business Corporations Act (British Columbia), R.S.B.C. 2002, c.57, as amended, and the regulations made thereunder and any comparable or successor laws or regulations thereto.

(g) A Person is deemed to be the "Beneficial Owner", and to have "Beneficial Ownership", of, and to "Beneficially Own":

(i) any securities as to which such Person or any of such Person's Affiliates or Associates is the owner at law or in equity;

(ii) any securities as to which such Person or any of such Person's Affiliates or Associates has or shares, directly or indirectly, the right to acquire or become the owner in law or in equity (A) upon the exercise of any Convertible Securities, or (B) pursuant to any agreement, arrangement, conversion right, share purchase right or understanding, whether or not in writing, in either case where such right is exercisable within a period of 60 days and whether or not on condition or the happening of any contingency (other than: (1) customary agreements with and between underwriters and banking group or selling group members with respect to a distribution to the public or pursuant to a distribution of securities, or (2) pursuant to a pledge of securities in the ordinary course of business);

(iii) any securities which are subject to a lock-up or similar agreement to tender or deposit them into any Take-over Bid made by such Person or may by any Affiliate or Associate of such Person or made by any other Person acting jointly or in concert with such Person; and

(iv) any securities which are Beneficially Owned within the meaning of clauses 1.1(g)(i), 1.1(g)(ii) or 1.1(g)(iii) above by any other Person with which such Person is acting jointly or in concert;

provided, however, that a Person is not deemed to be the "Beneficial Owner", or to have "Beneficial Ownership" of or to "Beneficially Own", any security:

(A) by reason of such security having been deposited or tendered pursuant to any Take-over Bid made by such Person, any of such Person's Affiliates or Associates or any other Person referred to in clause 1.1(g)(iv), until the earlier of such deposited or tendered security being accepted unconditionally for payment or exchange and being taken up and paid for; or where: (1) the holder of such security has: (X) agreed to deposit or tender such security; or (Y) has deposited or tendered such security pursuant to a Permitted Lock-up Agreement to a Take-over Bid made by such Person, made by any of such Person's Affiliates or Associates or any other Person referred to in clause 1.1(g)(iv), unless such deposited or tendered security has been taken up or paid for, whichever shall come first;

(B) where such Person, any of such Person's Affiliates or Associates or any other Person referred to in clause 1.1(g)(iv), holds such security provided that: (1) the ordinary business of any such Person (the "Investment Manager") includes the management of investment funds for others and such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager's duties for the account of any other Person (a "Client"), including the acquisition or holding of securities for non-discretionary accounts held on behalf of a Client by a broker or dealer registered under applicable securities laws, or (2) such Person is (I) the manager or trustee (the "Manager") of a mutual fund  (a "Mutual Fund") that is registered or qualified to issue its securities to investors under the securities laws of any province of Canada or the laws of the United States and such security is held in the ordinary course of business in the performance of the Manager's duties with respect to the Mutual Fund; or (II) a Mutual Fund; or (3) such Person (the "Trust Company") is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons or in relation to other accounts and holds such security in the ordinary course of such duties for the estates of deceased or incompetent Persons or for such other accounts, or (4) such Person (the "Plan Trustee") is the administrator or trustee of one or more pension funds or plans (each a "Plan") registered under the laws of Canada or any Province thereof or the laws of the United States of America or any state thereof and holds such securities for the purposes of its activity as such, or (5) such Person is a Plan or is an independent Person established by statute (the "Statutory Body") for purposes that include, and the ordinary business or activity of such Person includes the management of investment funds for employee benefit plans, pension plans, insurance plans (other than plans administered by insurance companies) or various public bodies, or (6) such Person is a Crown agent or agency; provided in any of the above cases, that the Investment Manager, the Trust Company, the Plan Trustee, the Plan, the Statutory Body, the Crown agent or agency, the Manager or the Mutual Fund, as the case may be, is not then making a Take-over Bid or has not announced a current intention to make a Takeover Bid, other than an Offer to Acquire Common Shares or other securities pursuant to a distribution of securities by the Corporation, by means of a Permitted Bid or a Competing Permitted Bid or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange, securities quotation system or organized over-the-counter market, alone, through its Affiliates or Associates or by acting jointly or in concert with any other Person;

(C) because such Person is a client of or has an account with the same Investment Manager as another Person on whose account the Investment Manager holds such security, or where such Person is a client of or has an account with the same Trust Company as another Person on whose account the Trust Company holds such security, or where such Person is a Plan and has a Plan Trustee who is also a Plan Trustee for another Plan on whose account the Plan Trustee holds such security;

(D) where such Person is (1) a client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, or (2) an account of a Trust Company and such security is owned at law or in equity by the Trust Company, or (3) a Plan and such security is owned at law or in equity by the Plan Trustee; or

(E) where such Person is the registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depositary.

For purposes of this Agreement, the percentage of Common Shares Beneficially Owned by any Person, shall be and be deemed to be the product determined by the formula: 100 x A/B

Where:

A = the number of votes for the election of all directors generally attaching to the Common Shares Beneficially Owned by such Person; and

B = the number of votes for the election of all directors generally attaching to all outstanding Common Shares.

For the purposes of the foregoing formula, where any Person is deemed to Beneficially Own unissued Common Shares which may be acquired pursuant to Convertible Securities, such Common Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Common Shares Beneficially Owned by such Person in both the numerator and the denominator, but no other unissued Common Shares which may be acquired pursuant to any other outstanding Convertible Securities shall, for the purposes of that calculation, be deemed to be outstanding.

(h) Board of Directors" means the board of directors of the Corporation as constituted from time to time, or any duly constituted and empowered committee thereof.

(i) "Book Entry Form" means, in reference to securities, securities that have been issued and registered in uncertificated form that are evidenced by an advice or other statement and which are maintained electronically on the records of the Corporation's transfer agent, but for which no certificate has been issued.

(j) "Book Entry Rights Exercise Preference" has the meaning ascribed thereto in Section 2.2.

(k) "Business Day" means any day other than a Saturday, Sunday or a day that is treated as a holiday at the Corporation's principal executive offices in Vancouver, British Columbia, Canada.

(l) "Canadian-U.S. Exchange Rate" means on any date the inverse of the U.S.-Canadian Exchange Rate.

(m) "Canadian Dollar Equivalent" of any amount which is expressed in United States dollars means on any day the Canadian dollar equivalent of such amount determined by reference to the Canadian-U.S. Exchange Rate on such date.

(n) "Close of Business" on any given date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the office of the transfer agent for the Common Shares in the City of Vancouver (or, after the Separation Time, the offices of the Rights Agent in the City of Vancouver) becomes closed to the public, provided however, that for the definition of "Competing Bid" and the definition of "Permitted Bid", "Close of Business" on any date means 11:59 p.m. (local time, at the place of deposit) on such date (or, if such date is not a Business Day, 11:59 p.m. (local time, at the place of deposit) on the next succeeding Business Day).

(o) "Common Shares" means the common shares in the capital stock of the Corporation and any other shares of the Corporation as constituted as at the Record Time into which such common shares may be subdivided, consolidated, reclassified or changed from time to time.

(p) "Common Share Reductions" has the meaning ascribed set forth in the definition of "Acquiring Person" herein.

(q) "Competing Permitted Bid" means a Take-over Bid that:

(i) is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry of any such Permitted Bid or another Competing Permitted Bid;

(ii) satisfies all provisions of the definition of a Permitted Bid other than the requirements set out in clause 1.1(mm)(ii)(A) hereof; and

(iii) contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Common Shares will be taken up or paid for pursuant to such Take-over Bid prior to the Close of Business on the last day of the minimum initial deposit period that such Takeover Bid must remain open for deposits of securities thereunder pursuant to NI 62-104 after the date of the Take-over Bid constituting the Competing Permitted Bid.

provided, however, that a Take-over Bid that qualified as a Competing Permitted Bid shall cease to be a Competing Permitted Bid as soon as such Take-over Bid ceases to meet any or all of the provisions of this definition, and any acquisition of Common Shares made pursuant to such Take-over Bid that qualified as a Competing Permitted Bid, including any acquisition of Common Shares made before such Take-over Bid ceased to be a Competing Permitted Bid, will not be a Permitted Bid Acquisition.

(r) "Convertible Securities" means, at any time, any securities issued by the Corporation from time to time (including rights, warrants and options other than the Rights) carrying any exercise, conversion or exchange right pursuant to which the holder thereof may acquire Common Shares or other securities which are convertible into or exercisable or exchangeable for Common Shares (in each case, whether such right is exercisable immediately or after a specified period and whether or not on condition or the happening of any contingency).

(s) "Convertible Security Acquisitions" has the meaning set forth in the definition of "Acquiring Person" herein.

(t) "Co-Rights Agent" has the meaning set forth in subsection 4.1(a).

(u) "Dividend Reinvestment Plan" means a regular dividend reinvestment or other plan of the Corporation made available by the Corporation to the holders of its securities, where such plan permits the holder to direct that some or all of:

(i) dividends paid in respect of shares of the Corporation;

(ii) proceeds of redemption of shares of the Corporation;

(iii) interest paid on evidences of indebtedness of the Corporation; or

(iv) optional cash payments, be applied to the purchase of Common Shares.

(v) "Effective Date" means the Close of Business on October 8, 2026.

(w) "Election to Exercise" has the meaning set forth in subsection 2.2(d).

(x) "Exempt Acquisition" has the meaning set forth in the definition of "Acquiring Person" herein.

(y) "Exercise Price" means, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right in accordance with the terms hereof and, subject to adjustment thereof in accordance with the terms hereof the Exercise Price shall be an amount equal to five times the Market Price per Common Share as at the Separation Time.

(z) "Expansion Factor" has the meaning set forth in subsection 2.3(a)(iv).

(aa) "Expiration Time" means the close of business on the date of termination of this Agreement pursuant to Section 5.16.

For greater certainty, the Expiration Time shall in no event occur later than the Termination Time.

(bb) "Fiduciary" means a trust company registered under the trust company legislation of Canada or any province thereof a trust company organized under the laws of any state of the United States, a portfolio manager registered under the securities legislation of one or more provinces of Canada or an investment adviser registered under the United States Investment Advisers Act of 1940 or any other securities legislation of the United States or any state of the United States.

(cc) "Flip-in Event" means a transaction or other action in or pursuant to which any Person becomes an Acquiring Person.

(dd) "Independent Shareholders" means holders of outstanding Common Shares excluding (i) any Acquiring Person; or (ii) any Person (other than a Person who, by virtue of paragraph (B) of the proviso to Section 1.1(g), at the relevant time is deemed not to Beneficially Own Common Shares) that is making or has announced a current intention to make a Take-over Bid for the Common Shares (including a Permitted Bid or a Competing Permitted Bid) but excluding any such Person if the Take-over Bid so announced or made by such Person has been withdrawn, terminated or expired; or (iii) any Affiliate or Associate of such Acquiring Person or a Person referred to in clause (ii); or (iv) any Person acting jointly or in concert with such Acquiring Person or a Person referred to in clause (ii); and (v) any Person who is a trustee of any employee benefit plan, share purchase plan, deferred profit sharing plan or any similar plan or trust for the benefit of employees of the Corporation or a Subsidiary of the Corporation, unless the beneficiaries of the plan or trust direct the manner in which the Common Shares are to be voted or direct whether the Common Shares are to be tendered to a Take-over Bid.

(ee) "Market Price" per security of any securities on any date of determination means the average of the daily Closing Price Per Security of such securities (determined as described below) on each of the 20 consecutive Trading Days (as hereinafter defined) through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the price used to determine the Closing Price Per Security on any Trading Day not to be fully comparable with the price used to determine the Closing Price Per Security on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the price per security used to determine the Closing Price Per Security on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The "Closing Price Per Security" of any securities on any date shall be:

(i) the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for such securities as reported by the principal securities exchange or national securities quotation system on which such securities are listed or admitted for trading on which the largest number of such securities were traded during the most recently completed calendar year;

(ii) if, for any reason, none of such prices is available on such date or the securities are not listed or admitted to trading on a securities exchange or on a national securities quotation system, the last sale price, or in case no sale takes place on such date, the average of the high bid and low asked prices for such securities in the over-the-counter market, as quoted by any reporting system then in use (as selected by the Board of Directors); or

(iii) if the securities are not listed or admitted to trading as contemplated in clause 1.1(ee)(i) or 1.1(ee)(ii), the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities provided, however, that if on any such date the Closing Price Per Security cannot be determined in accordance with the foregoing, the Closing Price Per Security of such securities on such date means the fair value per share of such securities on such date as determined in good faith by an internationally recognized investment dealer or investment banker with respect to the fair value per share of such securities.

The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars at the Canadian Dollar Equivalent thereof.

(ff) "NI 62-103" means National Instrument 62-103 - The Early Warning System and Related Take-Over Bid and Insider Reporting Issues adopted by the Canadian securities regulatory authorities.

(gg) NI 62-104" mean National Instrument 62-104 - Take-Over Bids and Issuer Bids and any comparable or successor laws, instruments or rules, thereto.

(hh) "Nominee" has the meaning ascribed in Section 2.2.

(ii) "Offer to Acquire" includes:

(i) an offer to purchase, or a solicitation of an offer to sell, Common Shares; and

(ii) an acceptance of an offer to sell Common Shares, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an offer to acquire to the Person that made the offer to sell.

(jj) "Offeror's Securities" means Common Shares Beneficially Owned on the date of an Offer to Acquire by any Person who is making a Take-over Bid and "Offeror" shall mean a Person who has announced a current intention to make or is making a Takeover Bid.

(kk) "Original Agreement" has the meaning ascribed thereto in the recitals to this Agreement.

(ll) "Parties" mean, collectively, the Corporation and the Rights Agent.

(mm) "Permitted Bid" means a Take-over Bid made by a Person by means of a Take-over Bid circular and which also complies with the following additional provisions:

(i) the Take-over Bid is made to all holders of record of Common Shares, other than the Offeror;

(ii) the Take-over Bid shall contain, and the provisions for the take-up and payment for Common Shares tendered or deposited thereunder shall be subject to, an irrevocable and unqualified condition that no Common Shares shall be taken up or paid for pursuant to the Take-over Bid: (A) prior to the Close of Business on a date which is not less than 105 days following the date of the Take-over Bid or such shorter minimum period as determined in accordance with section 2.28.2 or section 2.28.3 of NI 62-104 for which a Take-over Bid (that is not exempt from any of the requirements of Division 5 (Bid Mechanics) of NI 62-104 must remain open for deposit of securities thereunder; and (B) unless at the Close of Business on the date the Common Shares are first taken up or paid for under such Takeover Bid, more than 50% of the Common Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

(iii) the Take-over Bid shall contain irrevocable and unqualified provisions that, unless the Take-over Bid is withdrawn, Common Shares may be deposited pursuant to the Takeover Bid at any time during the period described in clause 1.1(mm)(ii)(A) and that any Common Shares deposited pursuant to the Take-over Bid may be withdrawn at any time until taken up and paid for; and

(iv) the Take-over Bid shall contain an irrevocable and unqualified provision that, unless the Take-over Bid is withdrawn, in the event that the deposit condition in Section 1.1(mm)(ii)(B) is satisfied, the Offeror will make a public announcement of that fact and the Takeover Bid will remain open for deposits and tenders of Common Shares for not less than 10 days from the date of such public announcement;

provided that if a Take-over Bid constitutes a Competing Permitted Bid, the term "Permitted Bid" shall also mean the Competing Permitted Bid.

(nn) "Permitted Bid Acquisitions" has the meaning set forth in the definition of "Acquiring Person" herein provided that if a Permitted Bid ceases to be a Permitted Bid because it ceases to meet any or all of the requirements set out in clause 1.1(mm) at any time, any acquisition of Common Shares made pursuant to such Take-over Bid, including the acquisition of Common Shares theretofore made, shall cease to be a Permitted Bid Acquisition.

(oo) "Permitted Lock-up Agreement" means an agreement (the "Lock-up Agreement") between a Person and one or more holders of Common Shares and/or Convertible Securities (each such holder herein referred to as a "Locked-up Person") (the terms of which are publicly disclosed and a copy of which is made available to the public (including the Corporation) not later than the date of the Lock-up Bid (as defined below), or if the Lock-up Bid has been made prior to the date of the Lock-up Agreement not later than the first Business Day following the date of the Lock-up Agreement) pursuant to which each Locked-up Person agrees to deposit or tender the Common Shares and/or Convertible Securities held by such holder to a Take-over Bid (the "Lock-up Bid") made by the Person or any of such Person's Affiliates or Associates or any other Person referred to in clause 1.1(g)(iv), provided that:

(i) the Lock-up Agreement permits the Locked-up Person to withdraw its Common Shares and/or Convertible Securities from the Lock-up Agreement in order to deposit or tender the Common Shares and/or Convertible Securities to another Take-over Bid or to support another transaction prior to the Common Shares and/or Convertible Securities being taken up and paid for under the Lock-up Bid at a price or value per Common Share or per Convertible Security that exceeds the price or value per Common Share or per Convertible Security (as applicable) offered under the Lock-up Bid; or

(ii) if: (A) the Lock-up Agreement permits the Locked-up Person to withdraw its Common Shares and/or Convertible Securities from the Lock-up Agreement in order to deposit or tender the Common Shares and/or Convertible Securities to another Take-over Bid or to support another transaction prior to the Common Shares and/or Convertible Securities being taken up and paid for under the Lockup Bid at an offering price for each Common Share or each Convertible Security (as applicable) that exceeds by as much as or more than a specified amount (the "Specified Amount") the offering price for each Common Share or for each Convertible Security (as applicable) contained in or proposed to be contained in the Lock-up Bid and that does not by its terms provide for a Specified Amount that is greater than 7% of the offering price contained in or proposed to be contained in the Lock-up Bid; or (B) the number of Common Shares or Convertible Securities to be purchased under the other Take-over Bid or transaction exceeds the number of Common Shares offered to be purchased under the Lock-up Bid by as much or more than a specified number of Common Shares (the Specified Number of Shares") and the Specified Number of Shares is not greater than 7% of the number of Common Shares offered to be purchased under the Lock-up Bid, at a price or value per Common Share or Convertible Security, as applicable, that is not less than the price or value per Common Share or Convertible Security offered under the Lock-up bid;  and, for greater clarity, the agreement may contain a right of first refusal or require a period of delay to give the Person who made the Lock-up Bid an opportunity to match a higher price in another Take-over Bid or transaction or other similar limitation on a Locked-up Person's right to withdraw Common Shares and/or Convertible Securities from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Common Shares and/or Convertible Securities during the period of the other Take-over Bid or transaction; and

(iii) no "break-up" fees, "top-up" fees, penalties, expenses or other amounts that exceed in aggregate the greater of:

(A) 2.5% of the price or value of the consideration payable under the Lockup Bid to a Locked-up Person; and

(B) 50% of the amount by which the price or value of the consideration received by a Locked-up Person under another Take-over Bid or transaction exceeds the price or value of the consideration that the Locked-up Person would have received under the Lock-up Bid;

shall be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender Common Shares and/or Convertible Securities to the Lock-up Bid, or withdraws Common Shares and/or Convertible Securities previously tendered thereto in order to deposit or tender such Common Shares and/or Convertible Securities to another Take-over Bid or support another transaction.

(pp) "Person" means any individual (whether acting as an executor, trustee, administrator, legal representative or otherwise), corporation, estate, firm, partnership, limited partnership, sole proprietorship, syndicate, joint venture, trustee, trust, association, joint stock company, business trust, statutory trust, limited liability company, government or any department or agency thereof, unincorporated organization or association, and pronouns have a similar extended meaning.

(qq) "Privacy Laws" has the meaning set forth in subsection 4.6 herein.

(rr) "Pro Rata Acquisition" has the meaning set forth in the definition of "Acquiring Person" herein.

(ss) "Record Time" means the Close of Business on October 8, 2026.

(tt) "Redemption Price" has the meaning set forth in subsection 5.1(a) herein.

(uu) "Right" has the meaning ascribed to it in the recitals to this Agreement.

(vv) "Rights Certificate" means, after the Separation Time, a physical paper certificate or a Direct Registration System (DRS) form evidencing the ownership of Rights substantially in the form of Exhibit A hereto.

(ww) "Securities Act (British Columbia)" means the Securities Act, R.S.B.C. 1996, c. 418, as amended, and the regulations and rules thereunder, and any comparable or successor laws or regulations or rules thereto.

(xx) "Securities Act (Ontario)" means the Securities Act, R.S.O., 1990, S.5, as amended, and the regulations and rules thereunder, and any comparable or successor laws or regulations or rules thereto.

(yy) "Securities Acts" means together, the Securities Act (British Columbia) and the Securities Act (Ontario).

(zz) "Separation Time" means the close of business on the tenth Trading Day after the earliest of:

(i) the Stock Acquisition Date;

(ii) the date of the commencement of or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Take-over Bid (other than a Take-over Bid which is a Permitted Bid or a Competing Permitted Bid so long as such Take-over Bid continues to satisfy the requirements of a Permitted Bid or a Competing Permitted Bid as applicable), provided that, if any Take-over Bid referred to in this clause (ii) expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for purposes of this subsection 1.1, never to have been made; and

(iii) the date upon which a Permitted Bid or a Competing Permitted Bid ceases to qualify as such;

(iv) or such later date as may be determined by the Board of Directors, provided that, if any such Take-over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this definition, never to have been made and provided that, if the Board of Directors determines pursuant to Section 5.1 to waive the application of Section 3.1 to a Flip-in Event, the Separation Time in respect of such Flip-in Event shall be deemed never to have occurred.

(aaa) "Stock Acquisition Date" means the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a news release issued or report filed pursuant to the early warning requirements of NI 62-103 or Section 13(d) of the U.S. Exchange Act (or any comparable or successor laws or regulations thereto)) by the Corporation or an Acquiring Person that a Person has become an Acquiring Person.

(bbb) "Subsidiary" of any specified Person means any corporation, trust, partnership or other Person entity controlled, directly or indirectly, by such specified Person and includes a Subsidiary of that Subsidiary.

(ccc) "Take-over Bid" means an Offer to Acquire Common Shares or Convertible Securities, where the Common Shares subject to the Offer to Acquire, together with the Common Shares into which the Convertible Securities subject to the Offer to Acquire are convertible or exchangeable (as applicable), and the Offeror's Securities, constitute in the aggregate 20% or more of the outstanding Common Shares at the date of the Offer to Acquire.

(ddd) "Termination Time" means the time at which the right to exercise Rights shall terminate pursuant to Section 5.1 or 5.16 hereof

(eee) "Trading Day", when used with respect to any securities, means a day on which the securities exchange or national securities quotation system on which such securities are listed or admitted to trading on which the largest number of such securities were traded during the most recently completed calendar year is open for the transaction of business or, if the securities are not listed or admitted to trading on any securities exchange, a Business Day.

(fff) "U.S.-Canadian Exchange Rate" means on any date:

(i) if on such date the Bank of Canada sets an average noon spot rate of exchange with a conversion of one United States dollar into Canadian dollars, such rate; and

(ii) in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars which is calculated in the manner which shall be determined by the Board of Directors from time to time acting in good faith.

(ggg) "U.S. Dollar Equivalent" of any amount which is expressed in Canadian dollars means on any day the United States dollar equivalent of such amount determined by reference to the U.S.-Canadian Exchange Rate on such date.

(hhh) "U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced.

(iii) "U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced.

1.2 Currency

Unless otherwise specified, all sums of money which are referred to in this Agreement are expressed in lawful money of Canada.

1.3 Acting Jointly or in Concert

For purposes of this Agreement, a Person is acting jointly or in concert with every Person who, as a result of any agreement, commitment or understanding whether formal or informal, and whether or not in writing, with the first Person or any Associate or Affiliate of the first Person, acquires or makes an Offer to Acquire Common Shares or Convertible Securities (other than customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a public offering or private placement of securities or pledges of securities in the ordinary course of business or Permitted Lock-up Agreements).

1.4 Control

A Person is "controlled" by another Person or by two or more other Persons acting jointly or in concert if:

(a) in the case of a Person other than a partnership or a limited partnership, including a corporation or body corporate:

(i) securities entitled to vote in the election of directors (including, for Persons other than corporations, the administrators, managers, trustees or other individuals performing similar functions in respect of any such Person) carrying more than 50% of the votes for the election of directors of such Person are held, directly or indirectly, other than by way of security only, by or on behalf of the other Person or two or more Persons acting jointly or in concert; and

(ii) the votes carried by such securities are entitled, if exercised, to elect, appoint or designate a majority of the board of directors of such Person;

(b) in the case of a partnership other than a limited partnership, more than 50% of the interests in such partnership are held, directly or indirectly by the other Person or Persons; and

(c) in the case of a limited partnership, the other Person or each of the other Persons is a general partner of the limited partnership,

and "controls", "controlling" and "under common control with" shall be interpreted accordingly.

1.5 Holder of Rights

As used in this Agreement, unless the context otherwise requires, the term "holder" of any Rights means the registered holder of such Rights (or, prior to the Separation Time, the associated Common Shares).

1.6 Headings

The division of this Agreement into Articles, Sections and Paragraphs, or other portions hereof and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

ARTICLE 2
THE RIGHTS

2.1 Legend on Common Share Certificates

Certificates for the Common Shares, including without limitation Common Shares issued upon the conversion of Convertible Securities, issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time shall evidence, in addition to Common Shares, one Right for each Common Share represented thereby and, commencing as soon as reasonably practicable after the Record Time, shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

Until the Separation Time (as defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in a Shareholder Rights Plan Agreement entered into as of September 8, 2023 , as amended and restated as of October 8, 2026, as such may from time to time be amended, restated, varied or replaced (the "Rights Agreement"), between Vizsla Silver Corp. (the "Corporation") and Odyssey Trust Company  as Rights Agent, the terms of which are hereby incorporated herein by reference and, a copy of which is on file at the registered office of the Corporation and is available for viewing at www.sedarplus.ca.  The existence of the Rights Agreement may be confirmed at three year intervals by the vote of a majority of the Independent Shareholders (as such term is defined in the Rights Agreement) in a manner which is consistent with the provisions of the Rights Agreement.  In certain circumstances, as set forth in the Rights Agreement, such Rights may be amended, redeemed, may expire, may become void (if, in certain cases, they are "Beneficially Owned" by an "Acquiring Person", as such terms are defined in the Rights Agreement, or a transferee thereof) or may be evidenced by separate certificates and may no longer be evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge as soon as practicable, after the receipt of a written request therefor.

Any Common Shares issued and registered in Book Entry Form (that are evidenced by an advice or other statement on which are maintained electronically the records of the transfers) after the Record Time but prior to the earlier of the Separation Time and the Expiration Time, shall evidence, in addition to the Common Shares, one Right for each Common Share represented by such registration and the registration record of such Common Shares shall include the foregoing legend, adapted accordingly, as the Rights Agent may reasonably require.

Certificates representing Common Shares that are issued and outstanding at the Record Time shall evidence one Right for each Common Share evidenced thereby notwithstanding the absence of the foregoing legend, until the earlier of the Separation Time and the Expiration Time.

2.2 Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a) Subject to adjustment as herein set forth in clause 2.3, each Right will entitle the holder thereof after the Separation Time and prior to the Expiration Time, to purchase, for the Exercise Price, or its U.S. Dollar Equivalent as at the Business Day immediately preceding the day of exercise of the right, one Common Share. Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its Subsidiaries shall be void.

(b) Until the Separation Time,

(i) the Rights shall not be exercisable and no Right may be exercised; and

(ii) each Right will be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) or by the Book Entry Form registration for the associated Common Share and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.

(c) From and after the Separation Time and prior to the Expiration Time, the Rights (i) may be exercised; and (ii) the registration and transfer of Rights will be separate and independent of Common Shares.

Promptly following the Separation Time the Corporation will determine whether it wishes to issue Rights Certificates or whether it will maintain the Rights in Book Entry Form.  In the event that the Corporation determines to maintain Rights in Book Entry Form, it will put in place such alternative procedures as are directed by the Rights Agent for the Rights to be maintained in Book Entry Form (the "Book Entry Rights Exercise Procedures"), it being hereby acknowledged that such procedures shall, to the greatest extent possible, replicate in all substantive aspects the procedures set out in this Agreement with respect to the exercise of the Rights Certificates and that the procedures set out in this Agreement shall be modified only to the extent necessary, as determined by the Rights Agent, to permit the Corporation to maintain the Rights in Book Entry Form.  In such event, the Book Entry Rights Exercise Procedures shall be deemed to replace the procedures set out in this Agreement with respect to the exercise of Rights and all provisions of this Agreement referring to Rights Certificates shall be applicable to Rights registered in Book Entry Form in like manner as to Rights in certificated form.

In the event the Corporation determines to issue a Rights Certificate it will prepare (or will arrange to have prepared) and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time and, in respect of each Convertible Security converted into Common Shares after the Separation Time and prior to the Expiration Time promptly after such conversion to the holder so converting (other than an Acquiring Person, any other Person whose Rights are or become void pursuant to the provisions of this Agreement and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (the "Nominee") but not Rights held of record by such Nominee that are not Beneficially Owned by the Acquiring Person) at such holder's address as shown on the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose), (A) a Rights Certificate with registration particulars appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange or securities quotation system on which the Rights may from time to time be listed or traded, or to conform to usage, and (B) a disclosure statement prepared by the Corporation describing the Rights, provided that a Nominee shall be sent the materials provided for in (A) and (B) in respect of all Common Shares held of record by it which are not Beneficially owned by an Acquiring Person.  In order for the Corporation to determine whether any Person is holding Common Shares which are Beneficially Owned by another Person, the Corporation may require such first mentioned person to furnish such information and documentation as the Corporation deems necessary or appropriate in order to make such determination.

(d) Rights may be exercised in whole or in part on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent (at its office in the City of Vancouver, Canada or at any other office of the Rights Agent in the cities designated from time to time for that purpose by the Corporation), the Rights Certificate evidencing such Rights together with an election to exercise such Rights (an "Election to Exercise") substantially in the form attached to the Rights Certificate duly completed and executed by the holder or his or her executors or administrators or other legal personal representative or his or their attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Corporation and the Rights Agent, accompanied by payment by certified cheque, banker's draft or money order payable to the order of the Rights Agent, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

(e) Upon receipt of a Rights Certificate, with a duly completed Election to Exercise (that does not indicate that the holder so exercising is an Acquiring Person) accompanied by payment as set forth in subsection 2.2(d) above, the Rights Agent (unless otherwise instructed in writing by the Corporation in the event that the Corporation is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i) requisition from the transfer agent or any co-transfer agent of the Common Shares certificates for the number of Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii) when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Common Shares and, after receipt, deliver such cash to or to the order of the registered holder of the Rights Certificate;

(iii) after receipt of the Common Share certificates, deliver the same to or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such registered holder and together with any payment required by clause 2.2(e)(ii); and

(iv) tender to the Corporation all payments received on exercise of the Rights.

(f) In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

(g) The Corporation covenants and agrees that it will:

(i) take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates for such shares or of registration in Book Entry Form of such Common Shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(ii) take all such action as may be necessary and within its power to comply with any applicable requirements of the BCBCA, the Securities Acts, the U.S. Securities Act, the U.S. Exchange Act, as applicable, the securities acts or comparable legislation of each of the other provinces of Canada, and the rules and regulations thereunder or any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of Common Shares upon exercise of Rights;

(iii) use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed on the principal securities exchanges or traded in the over-the-counter markets on which the Common Shares were traded immediately prior to the Stock Acquisition Date;

(iv) cause to be reserved and kept available out of its authorized and unissued Common Shares the number of Common Shares that, as provided in this Agreement. will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

(v) pay when due and payable any and all Canadian and United States federal, provincial, state and municipal transfer taxes and charges (for greater certainty not including any income taxes or capital gains of the holder or exercising holder or any liability of the Corporation to withhold tax) and charges which may be payable in respect of the original issuance or delivery of the Rights Certificates or certificates for Common Shares, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being transferred or exercised; and

(vi) after the Separation Time, except as permitted by Section 5.1, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3 Adjustments to Exercise Price; Number of Rights

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a) In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time:

(i) declare or pay a dividend on the Common Shares payable in Common Shares (or other capital stock or securities exchangeable for or convertible into or giving a right to acquire Common Shares or other capital stock) other than pursuant to any Dividend Reinvestment Plan, optional stock dividend program or a dividend payable on Common Shares in lieu of a regular periodic cash dividend;

(ii) subdivide or change the then outstanding Common Shares into a greater number of Common Shares;

(iii) combine or change the then outstanding Common Shares into a smaller number of Common Shares; or

(iv) issue any Common Shares (or other capital stock or securities exchangeable for or convertible into or giving a right to acquire Common Shares or other capital stock) in respect of, in lieu of or in exchange for existing Common Shares in a reclassification, amalgamation, merger, statutory arrangement or consolidation, the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted in the manner set forth below. If the Exercise Price and number of Rights outstanding are to be adjusted (A) the Exercise Price in effect after such adjustment shall be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other capital stock) (the "Expansion Factor") that a holder of one Common Share immediately prior to such dividend, subdivision, change, combination or issuance would hold thereafter as a result thereof and (B) each Right held prior to such adjustment shall become that number of Rights equal to the Expansion Factor, and the adjusted number of Rights will be deemed to be allocated among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, combination or issuance, so that each such Common Share (or other capital stock) will have exactly one Right associated with it. For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the number of securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, combination or issuance would hold thereafter as a result thereof. If after the Record Time and prior to the Expiration Time the Corporation shall issue any shares of capital stock other than Common Shares in a transaction of a type described in clause 2.3(a)(i) or 2.3(a)(iv), shares of such capital stock shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Corporation and the Rights Agent agree to amend this Agreement in order to effect such treatment. If an event occurs which would require an adjustment under both this Section 2.3 and Section 3.1 hereof, the adjustment provided for in this Section 2.3 shall be in addition in and shall be made prior to any adjustment required pursuant to Section 3.1 hereof. Adjustments pursuant to subsection 2.3(a) shall be made successively, whenever an event referred to in subsection 2.3(a) occurs.

In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in the preceding paragraph, each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such Common Share.

(b) In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time fix a record date for the making of a distribution to all holders of Common Shares of rights, options or warrants entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or Convertible Securities) at a price per Common Share (or, if a Convertible Security, having a conversion, exchange or exercise price (including the price required to be paid to purchase such Convertible Security per share)) less than 90% of the Market Price per Common Share on such record date, the Exercise Price shall be adjusted in the manner set forth below. The Exercise Price in effect after such record date shall equal the Exercise Price in effect immediately prior to such record date multiplied by a fraction, of which the numerator shall be the number of Common Shares outstanding on such record date plus the number of Common Shares which the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the Convertible Securities so to be offered (including the price required to be paid to purchase such Convertible Securities)) would purchase at such Market Price and of which the denominator shall be the number of Common Shares outstanding on such record date plus the number of additional Common Shares to be offered for subscription or purchase (or into which the Convertible Securities so to be offered are initially convertible, exchangeable or exercisable). In case such subscription price is satisfied in whole or in part by consideration in a form other than cash the value of such consideration shall be as determined in good faith by the Board of Directors whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights.

Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Common Shares (or securities convertible into, or exchangeable or exercisable for Common Shares) actually issued upon the exercise of such rights, options or warrants as the case may be.

For purposes of this Agreement, the granting of the right to purchase Common Shares pursuant to any dividend or interest reinvestment plan and/or any Common Share purchase plan providing for the reinvestment of dividends or interest payable on securities of the Corporation and/or the investment of periodic optional payments and/or employee benefit or similar plans (so long as such right to purchase is in no case evidenced by the delivery of rights, options or warrants) shall not be deemed to constitute an issue of rights, options or warrants by the Corporation; provided, however, that in the case of any dividend or interest reinvestment plan, the right to purchase Common Shares is at a price per share of not less than 90% of the current market price per share (determined as provided in such plans) of the Common Shares.

(c) In the event the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Common Shares of evidences of indebtedness or assets (other than an annual cash dividend or a dividend paid in Common Shares) or Convertible Securities at a price per Common Share (or, in the case of a Convertible Security in respect of Common Shares having a conversion or exercise price per share (including the price required to be paid to purchase such Convertible Security) less than 90% of the Market Price per Common Share on such record date (excluding those referred to in subsection 2.3(b)), the Exercise Price shall be adjusted in the manner set forth below.  The Exercise Price in effect after such record date shall equal the Exercise Price in effect immediately prior to such record date less the fair market value (as determined in good faith by the Board of Directors of the Corporation) of the portion of the assess, evidences of indebtedness, rights, options or warrants so to be distributed applicable to each of the securities purchasable upon exercise of one Right (such determination to be described in a statement filed with the Rights Agent shall be binding on the Rights Agent and the holders of the Rights). Such adjustment shall be made successively whenever such a record date is fixed.

(d) Each adjustment made pursuant to this Section 2.3 shall be made as of:

(i) the payment or effective date for the applicable dividend, subdivision, change, combination or issuance, in the case of an adjustment made pursuant to paragraph 2.3(a) above; and

(ii) the record date for the applicable dividend or distribution, in the case of an adjustment made pursuant to paragraph 2.3(b) or 2.3(c) above,

subject to readjustment to reverse the same if such distribution shall not be made.

(e) Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one percent in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.  All calculations under Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a share.  Notwithstanding the first sentence of this Subsection 2.3(e), any adjustment required by Section 2.3 shall be made no later than the earlier of:

(i) three years from the date of the transaction which gives rise to such adjustment; or

(ii) the Expiration Date.

(f) In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any shares of capital stock (other than Common Shares), or rights, options or warrants to subscribe for or purchase any such capital stock, or securities convertible into or exchangeable for any such capital stock, in a transaction referred to in clause 2.3(a)(i) or 2.3(a)(iv) above, or if the Corporation shall take any other action (other than the issue of Common Shares) which might have a negative effect on the holders of Rights, if the Board of Directors acting in good faith determines that the adjustments contemplated by paragraphs 2.3(a), 2.3(b) and 2.3(c) above are not applicable or will not appropriately protect the interests of the holders of Rights, the Corporation may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, if the adjustments contemplated by paragraphs 2.3(a), 2.3(b) and 2.3(c) above are applicable, notwithstanding such paragraphs, the adjustments so determined by the Corporation, rather than adjustments contemplated by paragraphs 2.3(a), 2.3(b) and 2.3(c) above, shall be made. The Corporation and the Rights Agent shall amend this Agreement in accordance with subsections 5.4(b) and 5.4(e), as the case may be, to provide for such adjustments.

(g) Each Right originally issued by the Corporation subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided herein.

(h) Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

(i) In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(j) Notwithstanding anything contained in this Section 2.3 to the contrary, the Corporation shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment the Board of Directors shall determine to be advisable, in order that any:

(i) consolidation or subdivision of Common Shares;

(ii) issuance (wholly or in part for cash) of Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares;

(iii) stock dividends; or

(iv) issuance of rights, options or warrants referred to in this Section 2.3,

hereafter made by the Corporation to holders of its Common Shares, shall not be taxable to such shareholder.

(k) If, as a result of any adjustment made pursuant to Section 3.1, the holder of any Right thereafter exercised shall become entitled to receive any securities other than Common Shares, thereafter the number of such other securities so receivable upon exercise of any Right and the applicable Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as may be practicable to the provisions with respect to the Common Shares contained in the foregoing subsections of this Section 2.3 and the provisions of this Agreement with respect to Common Shares shall apply on like terms to any such other securities.

(l) Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon the exercise of Rights is made pursuant to this Section 2.3, the Corporation shall promptly:

(i) prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment;

(ii) file with the Rights Agent and with each transfer agent for the Common Shares a copy of such certificate; and

(iii) cause notice of the particulars of such adjustment or change to be given to the holders of the Rights.

Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

2.4 Date on Which Exercise is Effective

Each Person in whose name a registration in Book Entry Form for Common Shares is made or any certificate for Common Shares is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares represented thereby, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made in accordance with clause 2.2(d); provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Corporation are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Corporation are open.

2.5 Execution, Authentication, Delivery and Dating of Rights Certificates

Rights will be evidenced, in the case of Rights in Book Entry Form, by a statement issued under the Rights Agent's direct registration system, or alternatively, if the Corporation determines to issue Rights Certificates, by the following procedures:

(a) The Rights Certificates shall be executed on behalf of the Corporation by any one of its Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer, any Vice President, Treasurer, any Assistant Treasurer, Secretary or any Assistant Secretary of the Corporation. The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(b) Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Corporation) and mail such Rights Certificates to the holders of the Rights pursuant to subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c) Each Rights Certificate shall be dated the date of countersignature thereof.

2.6 Registration, Registration of Transfer and Exchange

(a) The Corporation will cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed "Rights Registrar" for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

(b) After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of subsection 2.6(d) below, the Corporation shall execute, and the Rights Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.  Alternatively, in the case of the exercise of Rights in Book Entry Form, the Rights Agent shall provide the holder or the designated transferee or the transferees with one or more statements issued under the Rights Agent's direct registration system evidencing the same aggregate number of Rights as did the direct registration system's records for the Rights transferred or exchanged.

(c) All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(d) Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the registered holder thereof or such holder's attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

(e) The Corporation shall not be required to register the transfer or exchange of any Rights after the Rights have been terminated pursuant to this Agreement.

2.7 Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a) If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b) If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time (i) evidence of ownership of any Rights Certificate, (ii) evidence to their satisfaction of the destruction, loss or theft of any Rights Certificate and (iii) such security or indemnity as may be required by each of them in their sole discretion to save each of them and any of their agents harmless, then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and upon its request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights

Certificate so destroyed, lost or stolen.

(c) As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

(d) Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence an original additional contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights, duly issued hereunder.

2.8 Persons Deemed Owners

The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever.  As used in this Agreement, unless the context otherwise requires, the term "holder" of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, of the associated Common Shares).

2.9 Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable law, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation.

2.10 Agreement of Rights Holders

Every holder of Rights, by accepting the same, consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights:

(a) to be bound by and subject to the provisions of this Agreement, as amended or supplemented from time to time in accordance with the terms hereof in respect of all Rights held;

(b) that, prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share;

(c) that, after the Separation Time, the Rights will be transferable only on the Rights Register as provided herein;

(d) that, prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e) that such holder of Rights has waived its right to receive any fractional Rights or any fractional Common Shares upon exercise of a Right (except as provided herein);

(f) that, subject to the provisions of Section 5.4, without the approval of any holder of either Rights or Common Shares and upon the sole authority of the Board of Directors acting in good faith this Agreement may be supplemented or amended from time to time as provided in clause 5.4 herein; and

(g) that, notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

2.11 Rights Certificate Holder Not Deemed a Shareholder

No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of the Corporation which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of Common Shares or any other shares or securities of the Corporation or any right to vote at any meeting of shareholders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to holders of Common Shares or any other shares of the Corporation at any meeting hereof, or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares of the Corporation except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by the Rights Certificate shall be been duly exercised in accordance with the terms and provisions hereof.

ARTICLE 3
ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

3.1 Flip-in Event

(a) Subject to subsection 3.1(b) and Section 5.1 hereof, in the event that prior to the Expiration Time a Flip-in Event shall occur then each Right shall constitute, effective at the close of business on the tenth Trading Day (or such longer period as may be required to satisfy the requirements of the Securities Acts, as applicable, and any comparable legislation of any other applicable jurisdiction) after the Stock Acquisition Date, the right to purchase from the Corporation, upon exercise of the Right in accordance with the terms of this Agreement, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after such date of consummation or occurrence an event of a type analogous to any of the events described in Section 2.3 shall have occurred with respect to such Common Shares).

(b) Notwithstanding the foregoing or any other provisions of this Agreement, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time or the Stock Acquisition Date by:

(i) an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or

(ii) a transferee or other successor in title of Rights, directly or indirectly, from an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with, an Acquiring Person or any Affiliate or Associate of an Acquiring Person) where such transferee or successor in title becomes a transferee or successor in title concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors acting in good faith has determined is part of a plan, arrangement or scheme of an Acquiring Person (or either: (1) any Affiliate or Associate of an Acquiring Person, or (2) any Person acting jointly or in concert with, an Acquiring Person or any Associate or Affiliate of an Acquiring Person) that has the purpose or effect of avoiding subsection 3.1(b)(i), shall become null and void without any further action, and any holder of such Rights (including a transferee or other successor to such Rights whether directly or indirectly) shall thereafter have no right to exercise such Rights under any provision of this Agreement and shall not have any other rights whatsoever in respect of such Rights, whether under any provision of this Agreement or otherwise.  The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not void under this subsection 3.1(b) shall be deemed to be an Acquiring Person for the purposes of this subsection 3.1(b) and such Rights shall be deemed and become null and void.

(c) Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either clauses 3.1(b)(i) or 3.1(b)(ii) of subsection 3.1(b) or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

"The Rights represented by this Rights Certificate were Beneficially Owned by a Person who was an Acquiring Person or who was an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) or was acting jointly or in concert with any of them. This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in subsection 3.1(b) of the Rights Agreement.", provided that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so by the Corporation in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not an Acquiring Person, an Affiliate or Associate thereof or a Person acting jointly or in concert with any of them. The issuance of a Rights Certificate without the legend referred to in this Section 3.1(c) shall be of no effect on the provisions of Section 3.1(b).

Any Rights issued and registered in Book Entry Form (that are evidenced by an advice or other statement on which are maintained electronically the records of the transfers) after the Separation Time but prior to the Expiration Time, shall evidence one Right for each Right represented by such registration and the registration record of such Rights shall include the legend set forth in this Section 3.1(c), adapted accordingly as the Rights Agent may reasonably require.

(d) From and after the Separation Time, the Corporation shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of this Section 3.1 including, without limitation, all such acts and things as may be required to satisfy the requirements of the BCBCA, the Securities Acts, the U.S. Securities Act, the U.S. Exchange Act, as applicable, the securities laws or comparable legislation of each of the provinces of Canada and any other applicable laws in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

ARTICLE 4
THE RIGHTS AGENT

4.1 General

(a) The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of Rights in accordance with the terms and conditions hereof, and the Rights

Agent hereby accepts such appointment. The Corporation may from time to time appoint such Co-Rights Agents (the "Co-Rights Agents" and each a "Co-Rights Agent") as it may deem necessary or desirable subject to the approval of the Rights Agent and Co-Rights Agents.  In the event the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Corporation may determine with the approval of the Rights Agent and Co-Rights Agent.

(b) The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements reasonably incurred in the execution and administration of this Agreement and the exercise and performance of its duties hereunder. The Corporation also agrees to indemnify the Rights Agent, its directors, officers, employees and agents for, and to hold them harmless against, any loss, liability, cost, claim, action, damage, suit or expense, incurred without gross negligence, bad faith or willful misconduct on the part of the Rights Agent or its directors, officers, employees and agents for anything done, suffered or omitted by the Rights Agent in connection with the acceptance, execution and administration of this Agreement and the exercise and performance of its duties hereunder, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement or the resignation or removal of the Rights Agent.

(c) The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, opinion, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons. The Rights Agent need not investigate any fact or matter stated in any such document, but it may, in its discretion, make such further inquiry or investigation into such facts or matters as it may see fit.

(d) The Corporation shall inform the Rights Agent, in a reasonably timely manner, of events which may materially affect the administration of this Agreement by the Rights Agent. At any time, upon request, the Corporation shall provide to the Rights Agent an incumbency certificate with respect to the current directors and officers of the Corporation, provided that failure to inform the Rights Agent of any such events, or any defect therein, shall not affect the validity of any action taken hereunder in relation to such events.

4.2 Merger, Amalgamation or Consolidation or Change of Name of Rights Agent

(a) Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation or consolidation to which the Rights Agent or any successor Rights Agent is a party or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the Parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case, at the time such successor Rights Agent succeeds to the agency created by this Agreement, any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b) In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3 Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Corporation and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a) The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information, instructions or for any other reason whatsoever, the Rights Agent, in its sole judgment, acting reasonable, determines that suck act is conflicting with or contrary to the terms of this Agreement or the law or regulation of any jurisdiction or any order or directive of any court, governmental agency or other regulatory body.

(b) The Rights Agent at the expense of the Corporation, may retain and consult with legal counsel (who may be legal counsel for the Corporation), and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion; the Rights Agent may also, with the approval of the Corporation (such approval not to be unreasonably withheld) and at the expense of the Corporation, consult with such other experts as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement and the Rights Agent shall be entitled to act and rely, and shall be protected in so acting and relying, in good faith on the advice of any such expert. The Corporation shall reimburse the Rights Agent for all reasonable legal fees and disbursements incurred in connection with this Section 4.3(a).

(c) Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or such bring any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a person believed by the Rights Agent to be the Chairman of the Board, the President, the Chief Executive Officer, the Chief Financial Officer, any Vice President, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(d) The Rights Agent will be liable hereunder only for its own gross negligence, bad faith or wilful misconduct and that of its officers, directors and employees.

(e) The Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only.

(f) The Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Common Share certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable.

(g) Each of the Corporation and the Rights Agent agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(h) The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any person believed by the Rights Agent to be the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer, any Vice President, the Secretary or any Assistant Secretary or the Treasurer or any Assistant Treasurer of the Corporation, and to apply to such persons for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in reliance upon instructions of any such person; it is understood that instructions to the Rights Agent shall, except where circumstances make it impracticable or the Rights Agent otherwise agrees, be given in writing and, where not in writing, such instructions shall be confirmed in writing as soon as reasonably possible after the giving of such instructions.

(i) The Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation or become financially interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity.

(j) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either: (A) by itself, or (B) by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, omission, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, omission, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4 Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days' notice (or such lesser notice as is acceptable to the Corporation) in writing mailed to the Corporation and to each transfer agent of Common Shares by registered or certified mail, and to the holders of the Rights in accordance with Section 5.8 all of which shall be at the Corporation's expense. The Corporation may remove the Rights Agent upon 60 days' notice in writing given to the Rights Agent and to each transfer agent of the Common Shares (by personal delivery, or registered or certified mail). If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the resigning Rights Agent, at the expense of the Corporation, or any holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business in the Province of British Columbia. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall, upon the receipt of all outstanding fees and expenses pursuant to this Agreement, deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

4.5 Compliance with Money Laundering Legislation

The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in noncompliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 Business Days' written notice to the Corporation, provided: (i) that the Rights Agent's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent's satisfaction within such 10 Business Day period, then such resignation shall not be effective.  Subject to applicable law, the Rights Agent agrees to notify the Corporation as soon as reasonably possible in the event that the Rights Agent has concerns which may give rise to the rights of the Rights Agent to resign under this paragraph and such notice shall describe the basis for such concerns.

4.6 Privacy Provision

The Parties acknowledge that federal and/or provincial legislation that addresses the protection of individual's personal information (collectively, the "Privacy Laws") applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, neither Party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Corporation will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the Parties can rely or are not required under the Privacy Laws. The Rights Agent will use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

4.7 Liability

(a) Notwithstanding any other provision of this Agreement, and whether such losses or damages are foreseeable or unforeseeable, the Rights Agent shall not be liable under any circumstances whatsoever for any (a) breach by any other party of securities law or other rule of any securities regulatory authority, (b) lost profits or (c) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages. This Section 4.7 shall survive the termination of this Agreement or the resignation or removal of the Rights Agent.

(b) Notwithstanding any other provision of this Agreement, any liability of the Rights Agent shall be limited, in the aggregate, to the amount of fees paid by the Company to the Rights Agent under this Agreement in the twelve (12) months immediately prior to the Rights Agent receiving the first notice of the claim.

ARTICLE 5
MISCELLANEOUS

5.1 Redemption and Waiver

(a) The Board of Directors may, with the prior approval of the holders of Common Shares or of the holders of Rights given in accordance with subsection 5.1(f) or 5.1(g), as applicable, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to the provisions of this Section 5.1, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.000001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the "Redemption Price").

(b) The Board of Directors acting in good faith may, with the prior approval of the holders of Common Shares given in accordance with subsection 5.1(f), determine, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.1, if such Flip-in Event would occur by reason of an acquisition of Common Shares or Convertible Securities otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular to all holders of record of Common Shares and otherwise than in the circumstances set forth in subsection 5.1(d), to waive the application of Section 3.1 to such Flip-in Event.  In the event that the Board of Directors proposes such a waiver, the Board of Directors shall extend the Separation Time to a date subsequent to and not more than ten Business Days following the meeting of shareholders called to approve such waiver.

(c) The Board of Directors acting in good faith may, prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived under this clause, determine, upon prior written notice to the Rights Agent, to waive the application of Section 3.1 to that Flip-in Event provided that the Flip-in Event would occur by reason of a Take-over Bid made by means of a Take-over Bid circular sent to all holders of record of Common Shares (which for greater certainty shall not include the circumstances described in Section 5.1(d)); further provided that if the Board waives the application of Section 3.1 to such a Flip-in Event, the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-over Bid made by means of a Take-over Bid circular to all holders of record of Common Shares which is made prior to the expiry of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted under this subsection 5.1(c).

(d) The Board of Directors shall waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined, following a Stock Acquisition Date and prior to the Separation Time, that a Person became an Acquiring Person by inadvertence and without the intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Stock Acquisition Date shall be deemed not to have occurred.  Any such waiver pursuant to this Section 5.1(d) must be on the condition that such Person, within 14 days after the foregoing determination by the Board of Directors or such earlier or later date as the Board of Directors may determine (the "Disposition Date"), has reduced its Beneficial Ownership of Common Shares such that the Person is no longer an Acquiring Person.  If the Person remains an Acquiring

Person at the Close of Business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Stock Acquisition Date and Section 3.1 shall apply thereto.

(e) Where, pursuant to a Permitted Bid, a Competing Permitted Bid or a Take-over Bid in respect of which the Board of Directors has waived, or is deemed to have waived, pursuant to subsection 5.1(c), the application of Section 3.1, a Person acquires outstanding Common Shares, then the Board of Directors shall immediately upon the consummation of such acquisition without further formality and without approval under subsections 5.4(b) or 5.4(c) be deemed to have elected to redeem the Rights at the Redemption Price.

(f) If a redemption of Rights pursuant to subsection 5.1(a) or a waiver of a Flip-in Event pursuant to subsection 5.1(b) is proposed at any time prior to the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Common Shares. Such approval shall be deemed to have been given if the redemption or waiver is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders represented in person or by proxy at a meeting of such holders duly held in accordance with applicable laws and the Corporation's by-laws.

(g) If a redemption of Rights pursuant to subsection 5.1(a) is proposed at any time after the Separation Time, such redemption shall be submitted for approval to the holders of Rights. Such approval shall be deemed to have been given if the redemption is approved by a majority of the votes cast by the holders of Rights represented in person or by proxy at and entitled to vote at a meeting of such holders. For the purposes hereof each outstanding Right (other than Rights which are Beneficially Owned by any Person referred to in clauses (i) to (v) inclusive of the definition of Independent Shareholders) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation's articles and/or bylaws, as applicable, and the BCBCA with respect to meetings of shareholders of the Corporation.

(h) Where a Take-over Bid that is not a Permitted Bid or a Competing Permitted Bid is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. Upon such redemption, all of the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and it shall be deemed not to have occurred and the Corporation shall be deemed to have issued replacement Rights to the holders of its then outstanding Common Shares, subject to and in accordance with the provisions of this Agreement.

(i) If the Board of Directors elects or is deemed to have elected to redeem the Rights, and, in circumstances where subsection 5.1(a) is applicable, such redemption is approved by the holders of Common Shares or the holders of Rights in accordance with subsection 5.1(f) or 5.1(g), as applicable, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights will be to receive the Redemption Price.

(j) Within 10 Business Days of the Board of Directors electing or having been deemed to have elected to redeem the Rights or, if subsection 5.1(a) is applicable within 10 Business Days after the holders of Common Shares or the holders of Rights have approved a redemption of Rights in accordance with subsection 5.1(f) or 5.1(g), as applicable, the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at its last address as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the transfer agent for the Common Shares. Any notice which is mailed in the manner herein provided will be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. The Corporation may not redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this Section 5.1 or in connection with the purchase of Common Shares prior to the Separation Time.

(k) The Corporation shall give prompt written notice to the Rights Agent of any waiver of the application of Section 3.1 made by the Board of Directors under this Section 5.1.

5.2 Expiration

No Person shall have any rights pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in subsection 4.1(a) of this Agreement.

5.3 Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number of or kind or class of shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4 Supplements and Amendments

(a) The Corporation may make amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, rules or regulations thereunder. The Corporation may, prior to the date of the shareholders' meeting referred to in Section 5.16, supplement, amend, vary, rescind or delete any of the provisions of this Agreement without the approval of any holders of Rights or Common Shares (provided that such action would not materially adversely affect the interests of the holders of Rights generally) where the Board of Directors acting in good faith deems such action necessary or desirable.  Notwithstanding anything in this Section 5.4 to the contrary, no such supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b) Subject to subsection 5.4(a), the Corporation may, with the prior consent of the holders of Common Shares, obtained as set forth below, at any time prior to the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders present or represented at and entitled to be voted at a meeting of the holders of Common Shares duly called and held in compliance with applicable laws and the articles and by-laws of the Corporation.

(c) Subject to Section 5.4(a), the Corporation may, with the prior consent of the holders of Rights, at any time on or after the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto. Such consent shall be deemed to have been given if such amendment, variation or deletion is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders held in accordance with subsection 5.4(d) and representing a majority of the votes cast in respect thereof.

(d) Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation's articles and/or bylaws, as applicable, and the BCBCA with respect to meetings of shareholders of the Corporation.

(e) Any amendment made by the Corporation to this Agreement pursuant to subsection 5.4(a) other than any amendment to correct any clerical or typographical error shall:

(i) if made before the Separation Time, be submitted to the shareholders of the Corporation at the next meeting of shareholders and the shareholders may, by the majority referred to in subsection 5.4(b), confirm or reject such amendment; and

(ii) if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Corporation and the holders of Rights may, by resolution passed by the majority referred to in subsection 5.4(d), confirm or reject such amendment.

(f) The Corporation shall be required to provide the Rights Agent with notice in writing of any such amendment, rescission or variation to this Agreement as referred to in this Section 5.4 within five days of effecting such amendment, rescission or variation.

(g) Any supplement or amendment to this Agreement pursuant to subsection 5.4(a) through 5.4(e) shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority having jurisdiction over the Corporation, including without limitation any requisite approval of stock exchanges on which the Common Shares are listed.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights as the case may be; provided that no such cessation of effectiveness shall affect the validity of any act taken, or the enforceability of any right accrued, in reliance on such amendment prior to the date on which such amendment ceased to be effective.

5.5 Fractional Rights and Fractional Shares

(a) The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. After the Separation Time there shall be paid to the registered holders of the Rights Certificates with regard to which fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the Market Price of a whole Right in lieu of such fractional Rights as of the date such fractional Rights would otherwise be issuable. The Rights Agent shall have no obligation to make any payments in lieu of fractional Rights unless the Corporation shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with subsection 2.2(e).

(b) The Corporation shall not be required to issue fractional Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Corporation shall pay to the registered holder of Rights Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Common Share at the date of such exercise. The Rights Agent shall have no obligation to make any payments in lieu of fractional Common Shares unless the Corporation shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with subsection 2.2(e).

5.6 Rights of Action

Subject to the terms of this Agreement, rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights; and any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce, or otherwise act in respect of, such holder's right to exercise such holder's Rights, or Rights to which he is entitled, in the manner provided in this Agreement and in such holder's Rights Certificate. Without limiting the foregoing or any remedies available to the holders of Rights it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of, the obligations of any Person subject to this Agreement.

5.7 Notice of Proposed Actions

In case the Corporation shall propose after the Separation Time and prior to the Expiration Time:

(a) to effect or permit (in cases where the Corporation's permission is required) any Flip-in Event; or

(b) to effect the liquidation, dissolution or winding up of the Corporation or the sale of all or substantially all of the Corporation's assets,

then, in each such case, the Corporation shall give to each holder of a Right, in accordance with Section 5.9 hereof, a notice of such proposed action, which shall specify the date on which such Flip-in Event, liquidation, dissolution, or winding up is to take place, and such notice shall be so given at least 10 Business Days prior to the date of taking of such proposed action by the Corporation.

5.8 Notices

Notices or demands to be given or made in connection with this Agreement by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered or sent by mail, postage prepaid or by fax (with, in the case of fax, an original copy of the notice or demand sent by first class mail, postage prepaid, to the Corporation following the giving of the notice or demand by fax), addressed (until another address is filed in writing with the Rights Agent) as follows:

Vizsla Silver Corp.
Suite 1723, 595 Burrard Street,
Vancouver, British Columbia
V7X 1J1

Attention: Michael Konnert
Email: michael@vizslasilver.ca

Notices or demands to be given or made in connection with this Agreement by the Corporation or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered or sent by mail, postage prepaid, or by fax (with, in the case of fax, an original copy of the notice or demand sent by first class mail, postage prepaid, to the Rights Agent following the giving of the notice or demand by fax), addressed (until another address is filed in writing with the Corporation) as follows:

Odyssey Trust Company
Suite 1310 - 1140 West Pender St.
Vancouver, BC V6E 4G1

Attention: Jessica De La Torre
Email: JTorre@OdysseyTrust.com

Notices or demands to be given or made in connection with this Agreement by the Corporation or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first class mail, postage prepaid, or by fax (with, in the case of fax, an original copy of the notice or demand sent by first class mail, postage prepaid, to such holder following the giving of the notice or demand by fax), addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Corporation for the Common Shares.

Any notice given or made in accordance with this Section 5.8 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of faxing (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Corporation and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

If mail service is or is threatened to be interrupted at a time when the Corporation or the Rights Agent wishes to give a notice or demand hereunder to or on the holders of the Rights, the Corporation or the Rights Agent may, notwithstanding the foregoing provisions of this Section 5.8, give such notice by means, of publication once in each of two successive weeks in the business section of The Globe and Mail and, so long as the Corporation has a transfer agent in the United States, in a daily publication in the United States designated by the Corporation, or in such other publication or publications as may be designated by the Corporation and notice so published shall be deemed to have been given on the date on which the first publication of such notice in any such publication has taken place.

5.9 Costs of Enforcement

The Corporation agrees that if the Corporation fails to fulfill any of its obligations pursuant to this Agreement, then the Corporation will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.

5.10 Successors

All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

5.11 Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

5.12 Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

5.13 Language

Les Parties aux présentes ont exigé que la présente convention ainsi que tous les documents et avis qui s'y rattachent et/eu qui en découleront soient rédigés en langue anglaise. The Parties hereto have required that this Agreement and all documents and notices related thereto and/or resulting therefrom be drawn up in the English language.

5.14 Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

5.15 Severability

If any term or provision hereof or the application thereof to any circumstance is, in any jurisdiction and to any extent, invalid or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions hereof or the application of such term or provision to circumstances other than those as to which it is held invalid or unenforceable.

5.16 Effective Date and Shareholder Review

(a) This Agreement is effective and in full force and effect in accordance with its terms from and after the Effective Date, provided that, if this Agreement has not been confirmed at the Corporation's annual general meeting of shareholders to be held in 2026 by: (i) a resolution passed by a majority of the votes cast by all shareholders present in person or by proxy at such meeting; and (ii)  if required by the rules and regulations of any stock exchange on which the Common Shares are then listed, by the majority of the votes cast by all holders of Common Shares represented in person or by proxy at such meeting, excluding any votes cast by any Grandfathered Person and any insider of a Grandfathered Person, then this Agreement and any and all outstanding Rights shall terminate and shall be void and of no further force and effect from the termination of such meeting. This Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the Expiration Time.

(b) This Agreement must be reconfirmed by a resolution passed by : (i) a majority of the votes cast by all shareholders present in person or by proxy at the meeting who vote in respect of such reconfirmation; and (ii)  if required by the rules and regulations of any stock exchange on which the Common Shares are then listed, a majority of the votes cast by all holders of Common Shares who vote in respect of such reconfirmation, excluding any votes cast by any Grandfathered Person and any insider of a Grandfathered Person, at every third annual meeting of shareholders of the Corporation following the annual general meeting of shareholders at which this Agreement was confirmed pursuant to Section 5.16(a). If this Agreement is not so reconfirmed or is not presented for reconfirmation at any such annual meeting, this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the date of termination of the annual meeting; provided that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Subsections 5.1(b), 5.1(c) and 5.1(d)) prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.16.

5.17 Regulatory Approvals

Any obligation of the Corporation or action or event contemplated by this Agreement shall be subject to the receipt of any requisite acceptance, approval or consent from any applicable governmental or regulatory authority. Without limiting the generality of the foregoing, any issuance or delivery of debt or equity securities (other than non-convertible debt securities) of the Corporation upon the exercise of Rights and any amendment or supplement to this Agreement shall be subject to the prior acceptance, approval or consent of any stock exchange on which the Common Shares are listed for trading.

5.18 Declaration as to Non-Canadian and Non-U.S. Holders

If in the opinion of the Board of Directors (who may rely upon the advice of counsel), any action or event contemplated by this Agreement would require compliance with the securities laws or comparable legislation of a jurisdiction outside Canada and the United States, its territories and possessions, the Board of Directors acting in good faith may take such actions as it may deem appropriate to ensure that such compliance is not required, including without limitation establishing procedures for the issuance to a Canadian resident Fiduciary of Rights or securities issuable on exercise of Rights, the holding thereof in trust for the Persons entitled thereto (but reserving to the Fiduciary or to the Fiduciary and the Corporation, as the Corporation may determine, absolute discretion with respect thereto) and the sale thereof and remittance of the proceeds of such sale, if any, to the Persons entitled thereto. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada and a province or territory thereof and the United States and any state thereof in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.19 Determinations and Actions by the Board of Directors

All actions and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors pursuant to this Agreement, in good faith, shall not subject any member of the Board of Directors to any liability whatsoever to the holders of the Rights.

5.20 Rights of the Board of Directors

Without limiting the generality of the foregoing, nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that the holders of Common Shares reject or accept any Take-over Bid or take any other action (including, without limitation, the commencement, prosecution, defence or settlement of any litigation and the submission of additional or alternative Take-over Bids or other proposals to the holders of Common Shares) with respect to any Take- over Bid or otherwise that the Board of Directors believes is necessary or appropriate in the exercise of its fiduciary duties.

5.21 Time of the Essence

Time shall be of the essence in this Agreement.

5.22 Statutory References

Unless the context otherwise requires or except as expressly provided herein, any reference herein to a specific part, section, subsection, clause or rule of any statute or regulation shall refer to the same as it exists on the date hereof.

[The remainder of this page is intentionally left blank; signature page follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

VIZSLA SILVER CORP.

By:	(signed) "Authorized Signatory"

By:	(signed) "Authorized Signatory"

ODYSSEY TRUST COMPANY

By:	(signed) "Authorized Signatory"

By:	(signed) "Authorized Signatory"

1

EXHIBIT A
FORM OF RIGHTS CERTIFICATE

Certificate No. ____________________________________________ Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE CORPORATION, ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT. IN CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE RIGHTS AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR TRANSFEREE OF AN ACQUIRING PERSON OR ITS AFFILIATES OR ASSOCIATES (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) OR ANY PERSON ACTING JOINTLY OR IN CONCERT WITH ANY OF THEM MAY BECOME VOID.

Rights Certificate

This certifies that ________________________________________________________ is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement entered into as of September 8, 2023, as amended and restated as of October 8, 2026, as such may from time to time be amended, restated, varied or replaced, (the "Rights Agreement") between VIZSLA SILVER CORP., a corporation organized under the laws of British Columbia (the "Corporation"), and Odyssey Trust Company, a corporation organized under the laws of Canada, as Rights Agent (the "Rights Agent"), which term shall include any successor Rights Agent under the Rights Agreement, to purchase from the Corporation at any time after the Separation Time (as such term is defined in the Rights Agreement) and prior to the Expiration Time (as such term is defined in the Rights Agreement), one fully paid common share of the Corporation (a "Common Share") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate together with the Form of Election to Exercise duly executed to the Rights Agent at its principal office in the City of Vancouver or in such other cities as may be designated by the Corporation from time to time. Until adjustment thereof in certain events as provided in the Rights Agreement, the Exercise Price shall be an amount equal to five times the Market Price (as such term is defined in the Rights Agreement) per Common Share determined as of the Separation Time per Right (payable in cash, certified cheque or money order payable to the order of the Corporation).

In certain circumstances described in the Rights Agreement, the number of Common Shares which each Right entitles the registered holder thereof to purchase shall be adjusted as provided in the Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates. Copies of the Rights Agreement are on file at the registered office of the Corporation, can be viewed at www.sedarplus.ca and are available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Corporation at a redemption price of $0.000001 per Right, subject to adjustment in certain events, under certain circumstances at its option.

No fractional Common Shares will be issued upon the exercise of any Rights evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the Rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

This Rights Certificate shall be valid and in effect as long as the Rights Agreement shall remain in force and effect.  If a majority of Independent Shareholders do not confirm the continued existence of the Rights Agreement in a manner consistent with the provisions of the Rights Agreement, then the Board of Directors shall be deemed to have elected to redeem this Rights evidenced by this Rights Certificate at the price and in the manner described in the Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Corporation and its corporate seal.

Date: _______________________________________

VIZSLA SILVER CORP.

By:
Authorized Signing Officer

Countersigned:

ODYSSEY TRUST COMPANY

By:
Authorized Signature

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights Certificates)

FOR VALUE RECEIVED ___________________________________ hereby sells, assigns and transfers unto

(please print name and address of transferee)

the Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ______________________________________ attorney, to transfer the within Rights Certificate on the books of the within-named Corporation, with full power of substitution.

Date:
Signature

Signature Guarantee: (Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Note: Signature must be guaranteed by an "Eligible Institution", i.e., a Canadian Schedule I chartered bank or an eligible guarantor institution with membership in an approved Medallion signature guarantee program, including certain trust companies in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in Canada or the United States.

(To be completed by the assignor if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert therewith. Capitalized terms has the meaning set forth in in the Rights Agreement.

Signature

(please print name of Signatory)

FORM OF ELECTION TO EXERCISE

TO: ODYSSEY TRUST COMPANY

AND TO: VIZSLA SILVER CORP.

The undersigned hereby irrevocably elects to exercise _________________________ whole Rights represented by the attached Rights Certificate to purchase the Common Shares (or other securities or property) issuable upon the exercise of such Rights and requests that certificates for such shares be issued in the name of:

Address

Social Insurance, Social Security or Other Taxpayer Identification Number

If such number of Rights will not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights will be registered in the name of and delivered to:

Address

Social Insurance, Social Security or Other Taxpayer Identification Number

Date:
Signature

Signature Guaranteed: (Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Note: Signature must be guaranteed by an "Eligible Institution", i.e., a Canadian Schedule I chartered bank or an eligible guarantor institution with membership in an approved Medallion signature guarantee program, including certain trust companies in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in Canada or the United States.

(To be completed by exercisor if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert therewith. Capitalized terms has the meaning set forth in in the Rights Agreement.

Signature

(please print name of Signatory)

NOTICE

In the event the Certificate set forth above in the applicable Forms of Assignment or Election is not completed, the Corporation will deem the Beneficial owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof and, in the case of an Assignment, will affix a legend to that effect on any Rights Certificates issued in exchange for this Rights Certificate. Capitalized terms has the meaning set forth in in the Rights Agreement.